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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Cox Communications, Inc.

(Name of Issuer)

Class A Common Stock, $1.00 par value per share

(Title of Class of Securities)

224044 10 7

(Cusip Number)

Andrew A. Merdek, Esq.
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328 (678) 645-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224044 10 7

1.	Name of Reporting Person: Cox Enterprises, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 393,288,968 (Owned Indirectly)**

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 393,288,968 (Owned Indirectly)**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 393,288,968 (Owned Indirectly)**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 63.4%**

14.	Type of Reporting Person (See Instructions): CO

** Based on the 592,526,822 shares of Class A Common Stock outstanding as of October 31, 2002, as stated on the facing page of the Form 10-Q of Cox Communications, Inc. (the “Company”) for the fiscal period ended September 30, 2002. Includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Cox Enterprises, Inc. (“CEI”) may be converted at any time on a share-for-share basis.

CUSIP No. 224044 10 7

1.	Name of Reporting Person: Cox Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 366,407,116**

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 366,407,116**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 366,407,116**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 59.1%**

14.	Type of Reporting Person (See Instructions): CO

** Based on the 592,526,822 shares of Class A Common Stock outstanding as of October 31, 2002, as stated on the facing page of the Company's Form 10-Q for the fiscal period ended September 30, 2002. Includes 25,696,470 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by Cox Holdings, Inc. (“CHI”) may be converted at any time on a share-for-share basis. For the purpose of determining the percent of the class to be reported in Item 13, the numerator includes 25,696,470 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CHI may be converted at any time on a share-for-share basis and the denominator includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock owned by CHI and Cox DNS, Inc. (formerly Cox Discover, Inc.) collectively may be converted at any time on a share-for-share basis.

CUSIP No. 224044 10 7

1.	Name of Reporting Person: Cox DNS, Inc. (formerly Cox Discovery, Inc.)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 26,881,852**

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 26,881,852**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,881,852**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 4.3%**

14.	Type of Reporting Person (See Instructions): CO

** Based on the 592,526,822 shares of Class A Common Stock outstanding as of October 31, 2002, as stated on the facing page of the Company's Form 10-Q for the fiscal period ended September 30, 2002. Includes 1,901,322 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by Cox DNS, Inc. (formerly Cox Discovery, Inc.) (“CDNS”) may be converted at any time on a share-for-share basis. For the purpose of determining the percent of the class to be reported in Item 13, the numerator includes 1,901,322 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CDNS may be converted at any time on a share-for-share basis and the denominator includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock owned by CHI and CDNS collectively may be converted at any time on a share-for share basis.

CUSIP No. 224044 10 7

1.	Name of Reporting Person: Cox Investment Company, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0**

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): **

** Cox Investment Company, Inc. (“CICI”) was incorporated in Delaware and was dissolved pursuant to a Certificate of Dissolution effective on December 31, 2002.

CUSIP No. 224044 10 7

1.	Name of Reporting Person: Barbara Cox Anthony		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 393,288,968 (Owned Indirectly)**

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 393,288,968 (Owned Indirectly)**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 393,288,968 (Owned Indirectly)**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 63.4%**

14.	Type of Reporting Person (See Instructions): OO (Trustee, See Item 4)

** Based on the 592,526,822 shares of Class A Common Stock outstanding as of October 31, 2002, as stated on the facing page of the Company's Form 10-Q for the fiscal period ended September 30, 2002. Includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Anthony may be converted at any time on a share-for-share basis.

CUSIP No. 224044 10 7

1.	Name of Reporting Person: Anne Cox Chambers		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 393,288,968 (Owned Indirectly)**

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 393,288,968 (Owned Indirectly)**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 393,288,968 (Owned Indirectly)**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 63.4%**

14.	Type of Reporting Person (See Instructions): OO (Trustee, See Item 4)

** Based on the 592,526,822 shares of Class A Common Stock outstanding as of October 31, 2002, as stated on the facing page of the Company's Form 10-Q for the fiscal period ended September 30, 2002. Includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers may be converted at any time on a share-for-share basis.

Item 1.	Security and Issuer
CEI, CDNS, CHI (collectively, the “Cox Corporations”), CICI, Barbara Cox Anthony and Anne Cox Chambers hereby file this Amendment No. 8 to Schedule 13D (this "Amendment") to amend the Cox Corporations' joint filing on Schedule 13D (filed with the Securities and Exchange Commission (the “Commission”) on January 27, 1995), as amended by Amendment No. 1 to Schedule 13D (filed with the Commission on April 18, 1995), Amendment No. 2 to Schedule 13D (filed with the Commission on July 17, 1995), Amendment No. 3 to Schedule 13D (filed with the Commission on July 1, 1996), Amendment No. 4 to Schedule 13D (filed with the Commission on April 27, 2001), Amendment No. 5 to Schedule 13D (filed with the Commission on November 16, 2001) Amendment No. 6 to Schedule 13D (filed with the Commission on January 30, 2002) and Amendment No. 7 to Schedule 13D (filed with the Commission on February 25, 2002) (the original joint filing on Schedule 13D, together with Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No. 3 to Schedule 13D, Amendment No. 4 to Schedule 13D, Amendment No. 5 to Schedule 13D, Amendment No. 6, Amendment No. 7 to Schedule 13D and this Amendment, are collectively referred to herein as the “Schedule 13D”), with respect to their beneficial ownership of shares of Class A Common Stock, par value $1.00 per share (the “Class A Common Stock”), issued by Cox Communications, Inc., a Delaware corporation (the “Company”).
Mrs. Anthony and Mrs. Chambers, both of whom have previously filed separately, are now filing jointly with the Cox Corporations. Thus, Barbara Cox Anthony hereby amends her filing on Schedule 13D (filed with Commission on January 27, 1995), as amended by Amendment No. 1 to Schedule 13D (filed with the Commission on April 20, 1995), Amendment No. 2 to Schedule 13D (filed with the Commission on July 17, 1995), Amendment No. 3 to Schedule 13D (filed with the Commission on July 22, 1996), Amendment No. 4 to Schedule 13D (filed with the Commission on April 27, 2001), Amendment No. 5 to Schedule 13D (filed with the Commission on November 16, 2001), Amendment No. 6 to Schedule 13D (filed with the Commission on January 30, 2002) and Amendment No. 7 to Schedule 13D (filed with the Commission on February 25, 2002), with respect to her beneficial ownership of shares of Class A Common Stock issued by the Company.
Further, Anne Cox Chambers hereby amends her filing on Schedule 13D (filed with the Commission on January 27, 1995), as amended by Amendment No. 1 to Schedule 13D (filed with the Commission on April 20, 1995), Amendment No. 2 to Schedule 13D (filed with the Commission on July 17, 1995), Amendment No. 3 to Schedule 13D (filed with the Commission on July 22, 1996), Amendment No. 4 to Schedule 13D (filed with the Commission on April 27, 2001), Amendment No. 5 to Schedule 13D (filed with the Commission on November 16, 2001), Amendment No. 6 to Schedule 13D (filed with the Commission on January 30, 2002) and Amendment No. 7 to Schedule 13D (filed with the Commission on February 25, 2002), with respect to her beneficial ownership of shares of Class A Common Stock issued by the Company.
Except as modified herein, the Schedule 13D is unmodified.

Item 2.	Identity and Background
This Amendment is being filed by the Cox Corporations, CICI, Mrs. Anthony and Mrs. Chambers.

     All of the Cox Corporations are incorporated in the State of Delaware. CICI was incorporated in Delaware and was dissolved pursuant to a Certificate of Dissolution effective on December 31, 2002. (See Item 4). The principal businesses of CEI are publishing, broadband communications, broadcasting and automobile auctions. CDNS and CHI are holding companies. CICI was a holding company. The principal office and business address of the Cox Corporations is 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. The principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815, and the principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305.

     The directors and executive officers of CEI, CDNS and CHI (including Anne Cox Chambers and Barbara Cox Anthony) are set forth on Schedules I through III, respectively, and incorporated herein by reference. The directors and executive officers of CICI immediately prior to its dissolution are listed on Schedule IV lists and are incorporated herein by reference. These Schedules set forth the following information with respect to each such person:

(i)	name;
(ii)	residence or business address; and
(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, none of the Cox Corporations, CICI, Mrs. Anthony, Mrs Chambers nor, to the best knowledge of the persons filing this Amendment, any of the Cox Corporations' or CICI's respective executive officers or directors, have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Cox Corporations, CICI, Mrs. Anthony, Mrs. Chambers nor, to the best knowledge of the persons filing this Amendment, any of the Cox Corporations' or CICI's respective executive officers or directors, have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohi biting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the persons filing this Amendment, all of the individuals listed in Schedules I through IV are citizens of the United States of America.

Item 4.	Purpose of Transaction
On December 31, 2002, CICI was dissolved and the assets of CICI were distributed to CEI, CICI's sole stockholder. Immediately prior to the liquidation, CICI directly held all of the capital stock of CDNS, which holds 24,980,530 shares of Class A Common Stock and 1,901,322 shares of Class C Common Stock. As a result, CEI now directly holds all of the capital stock of CDNS.

     The foregoing description of the Certificate of Dissolution is qualified in its entirety by reference to a copy of such instrument, which is included herewith as Exhibit 7.01 and is specifically incorporated herein by reference.

     On August 16, 2002, the Company issued approximately 18.7 million shares of Class A Common Stock to holders of its Income PRIDES and Growth PRIDES in settlement of such holders' underlying obligation to purchase Class A Common Stock. As a result, the percent of Class A Common Stock beneficial ly owned by the Cox Corporations declined by approximately 2%.

     CHI beneficially owns 366,407,116 shares of Class A Common Stock (including 25,696,470 shares of Class A Common Stock into which the Class C Common Stock is convertible), which represents approximately 59.1% of the Class A Common Stock. For the purpose of determining the percent of the Class A Common Stock, the numerator includes 25,696,470 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CHI may be converted at any time on a share-for-share basis, and the denominator includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a share-for-share basis. CEI indirectly beneficially owns 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock is convertible), which represents approximately 63.4% of the Class A Common Stock.

     CEI is the holder of (i) all of the outstanding capital stock of CHI, which directly beneficially owns approximately 59.1% of the Class A Common Stock, and (ii) all of the outstanding capital stock of CDNS, which directly beneficially owns approximately 4.3% of the Class A Common Stock (including for the purposes of these calculations the 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a share-for-share basis). Therefore, CEI indirectly exercises beneficial ownership over an aggregate of approximately 63.4% of the Class A Common Stock.

     There are 604,755,135 shares of common stock of CEI outstanding, with respect to which: (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.1%); and (iv) 259 individuals and trusts exercise beneficial ownership over the remaining 6,619,548 shares (1.1%). Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.9%) of the common stock of CEI. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Barbara Cox Anthony disclaims beneficial ownership of such shares. Thus, Mrs. Chambers and Mrs. Anthony share ultimate control over the Cox Corporations, and thereby indirectly exercise beneficial ownership over approximately 63.4% of the Class A Common Stock.

     Other than the above-mentioned transactions, none of the Cox Corporations nor, to the best knowledge of the persons filing this Amendment, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j). The Cox Corporations understand that any of their respective executive officers and directors that hold shares of the Company's Class A Common Stock do so for investment purposes.

     The Cox Corporations, their respective executive officers and directors, Anne Cox Chambers and Barbara Cox Anthony intend to review continuously the Company's business affairs, general industry and economic conditions and the capital needs of the Cox Corporations. Based on such review, these entities and individuals may, from time to time, determine to increase their ownership of Class A Common Stock, to sell all or any portion of their holdings in the Company or to approve an extraordinary corporate transaction of the Company.

Item 5.	Interest in Securities of the Issuer
(a) See Items 11 and 13 of the cover pages to this Amendment for the aggregate number and percentage of Class A Common Stock beneficially owned by each of the Cox Corporations, CICI, Mrs. Chambers and Mrs. Anthony.

     Mrs. Chambers indirectly beneficially owns 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers may be converted at any time). As of October 31, 2002, there was an aggregate of 592,526,822 shares of Class A Common Stock issued and outstanding. Accordingly, Mrs. Chambers is the indirect beneficial owner of approximately 63.4% of the Class A Common Stock.

     Mrs. Anthony indirectly beneficially owns 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Anthony may be converted at any time). As of October 31, 2002, there was an aggregate of 592,526,822 shares of Class A Common Stock issued and outstanding. Accordingly, Mrs. Anthony is the indirect beneficial owner of approximately 63.4% of the Class A Common Stock.

     The Cox Corporations have been informed that the following executive officers and directors of the Cox Corporations beneficially own shares of the Company's Class A Common Stock:

G. Dennis Berry	4,950
David E. Easterly	4,000
James C. Kennedy	170,000
Robert C. O’Leary	18,176

Each of the individuals listed above beneficially owns less than one percent of the Class A Common Stock.

     (b)    See Items 7 and 9 of the cover pages to this Amendment for the number of shares of Class A Common Stock beneficially owned by each of the Cox Corporations as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

     Mrs. Chambers and Mrs. Anthony have the indirect shared power to direct the vote or direct the disposition of 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers and Mrs. Anthony may be converted at any time).

     The number of shares set forth above as beneficially owned by the Cox Corporations, CICI, Anne Cox Chambers and Barbara Cox Anthony does not include any shares beneficially owned by any person listed on Schedules I through IV hereto for his or her personal investment account. The Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony expressly disclaim beneficial ownership of all such shares owned by all such persons and are not a party to any agreement or arrangement of any kind with any such persons with respect to the acquisition, holding, voting or disposition of any such shares of Class A Common Stock or any shares of Class A Common Stock that they beneficially own.

     Except as indicated in Item 5(a), the Cox Corporations understand that the executive officers and directors listed in Item 5(a) above have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of the number of shares of Class A Common Stock that they beneficially own.

     (c) None of the Cox Corporations, CICI, nor, to the best knowledge of the persons filing this Amendment, any of their respective executive officers and directors, Anne Cox Chambers or Barbara Cox Anthony have effected any open-market transactions in the Class A Common Stock during the past sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

     (e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.01	Certificate of Dissolution of Cox Investment Company, Inc. pursuant to Section 275 of the Delaware General Corporation Law, dated as of December 30, 2002, effective as of December 31, 2002.

Exhibit 7.02	Joint Filing Agreement dated January 29, 1995, among CEI, CHI, CDNS and CICI (Incorporated by reference to Exhibit 7.02 to the Cox Corporations’ Schedule 13D, as filed with the Commission on January 27, 1995).

Exhibit 7.03	Joinder of Barbara Cox Anthony and Anne Cox Chambers, dated as of February 14, 2003 to the Joint Filing Agreement, as amended, among CEI, CHI, CDNS, CICI, Barbara Cox Anthony and Anne Cox Chambers.

Exhibit 7.04	Power of Attorney, dated as of June 27, 1995, appointing each of Marion H. Allen, III and Andrew A. Merdek, signing singly, as attorneys-in-fact for Anne Cox Chambers (Incorporated by reference as Exhibit 7.02 to Amendment No. 2 to the Schedule 13D of Mrs. Chambers (filed with the Commission on July 17, 1995)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

COX ENTERPRISES, INC.

By:	/s/ Andrew A. Merdek
Name:	Andrew A. Merdek
Date:	2/14/03

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

COX HOLDINGS, INC.

By:	/s/ Andrew A. Merdek
Name:	Andrew A. Merdek
Date:	2/14/03

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

COX DNS, INC.

By:	/s/ Andrew A. Merdek
Name:	Andrew A. Merdek
Date:	2/14/03

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

COX INVESTMENT COMPANY, INC.

By:	/s/ Andrew A. Merdek
Name:	Andrew A. Merdek
Date:	12/30/02

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

BARBARA COX ANTHONY

By:	/s/ Barbara Cox Anthony
Name:	Barbara Cox Anthony
Date:	2/14/03

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

ANNE COX CHAMBERS

By:	/s/ Andrew A. Merdek
Name:	Anne Cox Chambers by Andrew A. Merdek her Attorney-in-fact
Date:	2/14/03

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule I
Cox Enterprises, Inc.
Executive Officers and Directors

Name	Business Address	Principal Occupation	Employed

James C. Kennedy*	Cox Enterprises, Inc.	Chairman of the Board	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	and Chief Exec. Officer	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

David E. Easterly*	Cox Enterprises, Inc.	Vice Chairman	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road		6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

G. Dennis Berry	Cox Enterprises, Inc.	President and Chief	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Operating Officer	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Robert C. O’Leary*	Cox Enterprises, Inc.	Exec. Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	and Chief Financial	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	Officer	Atlanta, GA 30328

Timothy M. Hughes	Cox Enterprises, Inc.	Senior Vice President	Cox Enterprises, Inc
	6205 Peachtree Dunwoody Road	Administration	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Alexander V. Netchvolodoff	Cox Enterprises, Inc.	Senior Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Public Policy	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Barbara C. Anthony*	Cox Enterprises, Inc.	Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road		6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Preston B. Barnett	Cox Enterprises, Inc.	Vice President and	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	General Tax Counsel	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Anne C. Chambers*	Cox Enterprises, Inc.	Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road		6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Marybeth H. Leamer	Cox Enterprises, Inc.	Vice President,	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Human Resources	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Richard J. Jacobson	Cox Enterprises, Inc.	Vice President &	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Treasurer	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Michael J. Mannheimer	Cox Enterprises, Inc.	Vice President,	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Materials Management	6205 Peachtree Dunwoody Road
	Atlanta., GA		Atlanta, GA 30328

Andrew A. Merdek	Cox Enterprises, Inc.	Vice President, Legal	Cox Enterprises, Inc
	6205 Peachtree Dunwoody Road	Affairs & Secretary	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Gregory B. Morrison	Cox Enterprises, Inc.	Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	& Chief Information	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	Officer	Atlanta, GA 30328

John C. Williams	Cox Enterprises, Inc.	Vice President	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Marketing &	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328	Communications	Atlanta, GA 30328

Name	Business Address	Principal Occupation	Employed

Thomas B. Whitfield	Cox Enterprises, Inc.	Vice President,	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Direct Marketing	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Alexandra M. Wilson	Cox Enterprises, Inc.	Vice President, Public	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	Policy	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Maria L. Friedman	Cox Enterprises, Inc.	Assistant Vice	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road	President, Tax	6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Arthur M. Blank*	Cox Enterprises, Inc.	Chairman, President	AMB Group
	6205 Peachtree Dunwoody Road	& Chief Executive	3290 Northside Parkway
	Atlanta, GA 30328	Officer	Atlanta, GA 30327

Richard L. Braunstein*	Dow, Lohnes &	Member	Dow, Lohnes &
	Albertson, PLLC		Albertson, PLLC
	1200 New Hampshire Ave		1200 New Hampshire Ave.
	Washington, DC 20036		Washington, DC 20036

Thomas O. Cordy*	3770 Village Drive	Director-	The Maxxis Group, Inc.
	Atlanta, GA 30331	Retired President and
Chief Executive Officer

Carl R. Gross*	Cox Enterprises, Inc.	Director	Retired Vice President
	6205 Peachtree Dunwoody Road		and Chief Administrative
	Atlanta, GA 30328		Officer

Paul J. Rizzo*	Cox Enterprises, Inc.	Director-	Franklin Street Partners
	6205 Peachtree Dunwoody Road	Retired Vice Chairman,	6330 Quadrangle Drive
	Atlanta, GA 30328	IBM Corporation	Chapel Hill, NC 27514

Shauna J. Sullivan	Cox Enterprises, Inc.	Assistant Secretary	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road		6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

Carol L. Larner	Cox Enterprises, Inc.	Assistant Treasurer	Cox Enterprises, Inc.
	6205 Peachtree Dunwoody Road		6205 Peachtree Dunwoody Road
	Atlanta, GA 30328		Atlanta, GA 30328

     *      Director of the Corporation

Schedule II
Cox Holdings, Inc.
Executive Officers and Directors

Name	Business Address	Principal Occupation	Employed

G. Dennis Berry	President	President and Chief	Cox Enterprises, Inc.
	Cox Holdings, Inc.	Operating Officer	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Preston B. Barnett	Vice President	Vice President and	Cox Enterprises, Inc.
	Cox Holdings, Inc.	General Tax Counsel	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Richard J. Jacobson*	Treasurer	Vice President &	Cox Enterprises, Inc.
	Cox Holdings, Inc.	Treasurer	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Richard F. Klumpp*	Assistant Secretary	Manager, Financial	Nevada Corporate
	Cox Holdings, Inc.	Services and Assistant	Management, Inc.
	6205 Peachtree Dunwoody Road	Vice President	3773 Howard Hughes Parkway
	Atlanta, GA 30328		Las Vegas, NV 89109

Andrew A. Merdek*	Secretary	Vice President, Legal	Cox Enterprises, Inc.
	Cox Holdings, Inc.	Affairs and Secretary	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

     *     Director of the Corporation

Schedule III
Cox DNS, Inc.
Executive Officers and Directors

Name	Business Address	Principal Occupation	Employed

Robert C. O’Leary	President	President and Chief	Cox Enterprises, Inc.
	Cox DNS, Inc.	Operating Officer	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Preston B. Barnett	Vice President	Vice President and	Cox Enterprises, Inc.
	Cox DNS, Inc.	General Tax Counsel	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Richard J. Jacobson*	Treasurer	Vice President &	Cox Enterprises, Inc.
	Cox DNS, Inc.	Treasurer	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Andrew A. Merdek*	Secretary	Vice President, Legal	Cox Enterprises, Inc.
	Cox DNS, Inc.	Affairs and Secretary	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

R. Scott Whiteside*	Vice President	Actg. Vice President	Cox Enterprises, Inc.
	Cox DNS, Inc.	Business Development	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road	& Planning	Atlanta, GA 30328
Atlanta, GA 30328

     *     Director of the Corporation

Schedule IV
Cox Investment Company, Inc.
Executive Officers and Directors

Name	Business Address	Principal Occupation	Employed

G. Dennis Berry*	President	President and Chief	Cox Enterprises, Inc.
	Cox Investment Company, Inc.	Operating Officer	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Preston B. Barnett	Vice President	Vice President and	Cox Enterprises, Inc.
	Cox Investment Company, Inc.	General Tax Counsel	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Richard J. Jacobson	Treasurer	Vice President &	Cox Enterprises, Inc.
	Cox Investment Company, Inc.	Treasurer	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

Andrew A. Merdek*	Secretary	Vice President, Legal	Cox Enterprises, Inc.
	Cox Investment Company, Inc.	Affairs and Secretary	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road		Atlanta, GA 30328
Atlanta, GA 30328

R. Scott Whiteside*	Vice President	Actg. Vice President	Cox Enterprises, Inc.
	Cox Investment Company, Inc.	Business Development	6205 Peachtree Dunwoody Road
	6205 Peachtree Dunwoody Road	& Planning	Atlanta, GA 30328
Atlanta, GA 30328

     *     Director of the Corporation